Exhibit 21

Subsidiaries of the Issuer

Niagara Mining and Development Company, Inc., an Idaho Corporation, is a wholly-owned subsidiary of Gold Crest Mines, Inc.  Kisa Gold Mining, Inc., an Alaska Corporation, is a wholly-owned subsidiary of Niagara Mining and Development Company, Inc.